UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                        Washington, DC 20549        OMB Number: 3235-0058
                            FORM 12b-25           Expires: April 30, 2012
                    NOTIFICATION OF LATE FILING         Estimated average
                                                         burden hours per
SEC FILE NUMBER:  811-22353                              response    2.50
CUSIP NUMBER: _________________

(Check One):
  [ ]Form 10K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ X ]Form N-CSR

For Period Ended: March 31, 2011

  [ ]Transition Report on Form 10K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
For the Transitional Period Ended: _______________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 4 (g)

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

Former Name if applicable:

Address of principal executive office:

900 North Michigan Avenue, Suite 1100

City, state and zip code:

Chicago, Illinois  60611

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
                               [ X ]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the
"Master Fund"). The Master Fund recently replaced its investment adviser, effective April 1, 2011. The Master Fund and Registrant were unable to obtain from the Master Fund's former investment adviser the information necessary to complete by the filing deadline Item 4(g) of Registrant's Form N-CSR (the amount of non-audit fees that were billed by the Registrant's principal accountant for services rendered to the Registrant's investment adviser and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the Registrant for the fiscal years ended March 31, 2011 and March 31, 2010). Registrant is therefore hereby seeking an extension to obtain the missing information so that it can file a complete Form N-CSR.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name:  Zachary Weber
Telephone: (312) 506-6829

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?   [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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          GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 6, 2011

By:  /s/ Zachary Weber
     Zachary Weber
     Principal Financial Officer and Treasurer

Instruction.
 The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).